Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Announces Amended and Extended Offer to Acquire MEG Energy Corp.

Calgary, Alberta (September 8, 2025) – Strathcona Resources Ltd. ("Strathcona") today announced a variation and extension of its previously announced take-over bid (as varied, the "Amended Offer") for MEG Energy Corp. (TSX: MEG) ("MEG"). Under the terms of the Amended Offer, Strathcona is offering to acquire all of the issued and outstanding common shares of MEG ("MEG Shares") not already owned by Strathcona or its affiliates for 0.80 of a common share of Strathcona ("Strathcona Share") per MEG Share. The expiry date for the Amended Offer is 5:00 p.m. (Mountain Time) on October 20, 2025.

The Amended Offer equates to $30.86 per MEG Share and an 11% premium to the agreement entered into by MEG and Cenovus Energy Inc. ("Cenovus") announced August 22, 2025 (the "MEG Board Deal") currently valued at $27.79 per MEG Share, in each case based on the one-day volume-weighted average share prices of Strathcona and Cenovus on September 5, 2025. The Amended Offer reflects a 10% increase to Strathcona's original offer, which was valued at $28.02 per MEG Share as of September 5, 2025.

As previously disclosed, in the fourth quarter Strathcona intends to undertake a special distribution of $2.142 billion (the "Special Distribution") to all holders of Strathcona Shares as a dividend or, at the election of shareholders, a return of capital. In the event the Amended Offer is successful, the Special Distribution will equate to approximately $5.22 per Strathcona Share. In the event the Amended Offer is unsuccessful, the Special Distribution will equate to approximately $10.00 per Strathcona Share, payable to existing Strathcona shareholders.

Upon completion of the Amended Offer and payment of the Special Distribution, Strathcona expects to have approximately 410 million shares outstanding and $3.0 billion in Net Debt1, equating to approximately 1.1x Net Debt / EBITDA1 at US$60 WTI. Strathcona will be owned approximately 48% by Waterous Energy Fund ("WEF") and other Strathcona insiders, 9% by other existing SCR shareholders, and 43% by existing MEG shareholders.

Contrary to claims by the MEG board of directors, WEF has a long-term view of the business and has no current plans to sell any of its Strathcona Shares. Confirming its long-term commitment to Strathcona, WEF today also announced it would be willing to enter into a mutually acceptable lock-up agreement as part of a supported transaction with the MEG board.

The MEG Board Deal is Unfair to MEG Shareholders and the Result of a Broken Sale Process

The MEG Board Deal's cash-heavy structure forces MEG shareholders to crystalize value, leaving MEG shareholders with only 4% of the future upside in their long-life asset through their ongoing ownership in Cenovus. Market reaction confirmed the highly lopsided nature of the deal, with Cenovus shares rising approximately 10% in the days following the announcement, equating to approximately $3.9 billion in market value, or approximately 56% of MEG's pre-announcement market capitalization. This reflects the third highest increase in buyer share price, and single highest increase in buyer market capitalization as a percent of target market capitalization, of all public-to-public transactions completed in Canada with an announced value greater than $500 million dollars since 2006 (102 transactions). Simply put, the MEG board now holds the distinction of agreeing to the single most lopsided deal of any Canadian public company in nearly 20 years.

1 A non-GAAP financial measure which does not have a standardized meaning prescribed by the IFRS® Accounting Standards; see "Non-GAAP Measures and Ratios" section of this news release.

This extraordinary outcome was the product of a MEG board of directors which has amongst the lowest share ownership in the Canadian oil and gas sector and a broken sale process which clearly generated little interest from other industry players and excluded Strathcona. Since making its original offer to the MEG board on April 28, 2025, Strathcona repeatedly expressed a desire to engage with the MEG board to see if an alternative structure could be reached, including through multiple outreaches to MEG’s financial advisors. In each case Strathcona was rebuffed, and MEG’s financial advisors indicated Strathcona would only be permitted to participate in the sale process if it terminated its existing bid by executing a standstill agreement with MEG. In the absence of any competitive tension from Strathcona (or clearly anyone else), it is unsurprising Cenovus was able to extract such advantageous terms.

While Strathcona respects Cenovus' reasonable intentions of trying to secure a tremendous deal for its shareholders by taking advantage of these dynamics, as previously disclosed, Strathcona intends to vote its 14.2% interest in MEG against the MEG Board Deal at the special meeting of MEG shareholders scheduled for October 9, 2025, where the MEG Board Deal requires 66 2/3% approval of MEG shareholders present in person and by proxy.

Strathcona wholeheartedly agrees with Cenovus that there are significant synergies and low-hanging fruit investment opportunities to improve operations on MEG’s asset base that can only be captured by a larger, diversified SAGD operator. While Strathcona concedes that certain synergies can only be captured by an adjacent operator (such as accessing stranded lease boundary resource), substantially all the remaining synergies and investment opportunities identified by Cenovus are also available to Strathcona. Under Strathcona’s Amended Offer, MEG shareholders will participate 43% in these synergies, approximately ten times the 4% participation MEG shareholders receive under the MEG Board Deal.

Key Benefits of Strathcona’s Amended Offer for MEG Shareholders

1.	11% Premium to MEG Board Deal: $30.86 / MEG Share consideration under Amended Offer, versus $27.79 / MEG Share current value of MEG Board Deal ($27.25 / MEG Share announced MEG Board Deal value).

2.	Full Participation in Future Upside: 100% share consideration of Amended Offer results in 43% continued ownership for MEG shareholders, versus 4% under the MEG Board Deal; the MEG Board Deal crystallizes value, delivers almost all synergy value to Cenovus and deprives MEG shareholders of decades of future upside from a long life oil asset.

3.	25%+ Average Per Share Accretion on Key Metrics: 13% - 40% per share accretion for MEG shareholders on key metrics including Funds Flow[1], Funds Flow less Sustaining Capex[1], current production, and 1P NAV, while maintaining debt at ~1.1x Net Debt / EBITDA[1] at US$60 WTI, best-in-class margins per boe and best-in-class reserve life index.

Key Benefits of Strathcona’s Amended Offer for SCR Shareholders

1.	10%+ Average Per Share Accretion on Key Metrics: 7% - 14% per share accretion for SCR shareholders on key metrics including Funds Flow[1], Funds Flow less Sustaining Capex[1], current production, and 1P NAV, while maintaining debt at ~1.1x Net Debt / EBITDA[1] at US$60 WTI, best-in-class margins per boe and best-in-class reserve life index.

2.	Immediate Increase in Liquidity and Index Inclusion Eligibility: Expected immediate ~12x increase in daily trading volume to approximately $65 million per day, plus eligibility for all major Canadian equity indexes for the combined Strathcona and MEG, catalyzing passive investor demand.

1 A non-GAAP financial measure which does not have a standardized meaning prescribed by the IFRS® Accounting Standards; see "Non-GAAP Measures and Ratios" section of this news release.

Key Benefits of Strathcona’s Amended Offer for Both MEG and SCR Shareholders

1.	Meaningful Ownership in a Uniquely Positioned North American Oil Champion: Strathcona to be by far the largest pure-play oil company in North America which does not own mines or refineries, with best-in-class profitability, growth profile and reserve life.

2.	Meaningful and Achievable Synergies: $205 million of annual synergy opportunities, including $50 million in overhead reduction opportunities, $55 million in interest savings and $100 million in operating synergy opportunities.

3.	Upgrade to Investment Grade: Investment grade upgrade is expected for the combined business, confirmed based on recent discussions between Strathcona and rating agency, leading to lower cost of capital and fully unsecured capital structure.

A notice of variation, change and extension (the "Notice of Variation and Change") with respect to the Amended Offer is expected to be mailed to registered securityholders of MEG this week and will be filed with the Canadian securities regulators on SEDAR+ under MEG's profile at www.sedarplus.ca and posted on Strathcona's website. In addition to the amended consideration offered by Strathcona, the Notice of Variation and Change will include updates to the information set forth in Strathcona's original offer and accompanying take-over bid circular of Strathcona dated May 30, 2025 (the "Original Offer to Purchase and Circular").

MEG and Strathcona shareholders are encouraged to review an updated offer presentation posted on Strathcona's website for further details, a copy of which will be included in the Notice of Variation and Change. Full details of the Amended Offer and the related documents including, once filed, the Notice of Variation and Change, will be available on MEG's profile at www.sedarplus.ca and on Strathcona's website: https://www.strathconaresources.com/meg-energy-offer.

Shareholders who have questions or require assistance in depositing MEG Shares to the Amended Offer should contact the Information Agent, Laurel Hill Advisory Group, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

Copies of the Original Offer to Purchase and Circular are, and copies of the Notice of Variation and Change will be, available without charge on request from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or by contacting Laurel Hill Advisory Group per the instructions set forth above.

About Strathcona

Strathcona is one of North America's fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona's common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries:

info@strathconaresources.com

Media inquiries:

communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

Non-GAAP Financial Measures and Ratios

Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with generally accepted accounting principles ("GAAP") and these measures should not be considered to be more meaningful than GAAP measures in evaluating Strathcona's performance.

The following tables include a reconciliation of the non-GAAP measures used throughout this press release to their most comparable GAAP measure. Subsequent adjustments have been made to reflect the Montney disposition, overhead and interest synergies expected to occur as a result of the combination with MEG and, in the case of funds flow, the intended Special Distribution.

"Net Debt" and "Net Debt (Post Montney Disposition)" are used by management to analyze leverage and liquidity. Net Debt is calculated as debt less cash and cash equivalents, less marketable securities (when applicable), plus unamortized debt costs. Net Debt (Post Montney Disposition) reflects Net Debt after giving effect to the Montney dispositions.

The following table summarizes "Net Debt" and "Net Debt (Post Montney Disposition)" of Strathcona, MEG and the combined business as at December 31, 2024:

	December 31, 2024
($ millions)	Strathcona	MEG	Combined
Debt	2,462	858	3,320
Cash and cash equivalents	—	(156)	(156)
Unamortized debt costs	25	6	31
Net Debt	2,487	708	3,195
Adjustment for Montney Disposition	(2,719)	—	(2,719)
Net Debt (Post Montney Disposition)	(232)	708	476

"Net Debt to EBITDA" is a liquidity measure used by management to assess Strathcona's ability to repay debt, assuming that EBITDA remains consistent in future years. "Net Debt to EBITDA (Post Montney Disposition)" reflects Net Debt to EBITDA after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. These measures are calculated as Net Debt divided by EBITDA and Net Debt (Post Montney Disposition) divided by EBITDA (Post Montney Disposition).

The following table summarizes "EBITDA", "EBITDA (Post Montney Disposition)", "Net Debt to EBITDA" and "Net Debt to EBITDA (Post Montney Disposition)" of Strathcona, MEG and the combined business as at and for the year ended December 31, 2024:

Year Ended December 31, 2024
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Oil and natural gas sales	5,336	4,762	10,098
Sales of purchased products	75	978	1,053
Purchased product	(75)	(958)	(1,033)
Blending costs	(1,081)	(1,682)	(2,763)
Royalties	(663)	(591)	(1,254)
Production and operating	(812)	(290)	(1,102)
Transportation and processing	(577)	(625)	(1,202)
General and administrative	(101)	(73)	(174)
Stock-based compensation	—	(24)	(24)
EBITDA	2,102	1,497	3,599
Adjustments for Montney dispositions	(458)	—	(458)
Synergies - Combined Company	—	—	75
EBITDA (Post Montney Disposition)	1,645	1,497	3,217

Net Debt to EBITDA	1.17	x	0.47	x	0.88	x
Net Debt to EBITDA (Post Montney Disposition)	na	0.47	x	0.18	x

"Funds Flow" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to either maintain or grow the business, make debt repayments or pay dividends. Funds Flow is derived from income adjusted for non-cash items, realized and unrealized gains and losses on risk management contracts, loss on settlement of other obligations, transaction related costs, debt extinguishment expense and other. "Funds Flow (Post Montney Disposition)" reflects Funds Flow after giving effect to the Montney dispositions, expected operating synergies from the combination of Strathcona and MEG, interest savings expected as a result of achieving an investment grade credit rating pursuant to the combination of Strathcona and MEG, and finance costs excluding amortization of debt issuance costs.

"Funds Flow less Sustaining Capex" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to grow the business, make debt repayments or pay dividends. Sustaining Capex represents the estimated capital expenditures required to maintain production at its current level. "Funds Flow less Sustaining Capex (Post Montney Disposition)" reflects Funds Flow less Sustaining Capex after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG.

The following table summarizes "Funds Flow", "Funds Flow (Post Montney Disposition)" and "Funds Flow less Sustaining Capex (Post Montney Disposition)" of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	604	507	1,111
Deferred tax expense	249	185	434
Depletion, depreciation and amortization	874	620	1,494
Unrealized loss - foreign exchanged	68	65	133
Risk management contracts	44	(22)	22
Loss on settlement of other obligation	4	—	4
Transaction related costs	1	—	1
Finance costs	88	—	88
Stock-based compensation	—	24	24
Debt extinguishment expense	—	7	7
Other	—	4	4
Funds Flow	1,932	1,391	3,322
Adjustments for Montney dispositions	(427)	—	(427)
Synergies - Combined Company	—	—	75
Interest Changes - Montney Disposition	170	—	170
Interest Changes - Combined Company, Incl. Finance Synergies	—	—	(63)
Finance expense, excl. amortization of debt issuance costs	(68)	—	(68)
Funds Flow (Post Montney Disposition)	1,607	1,391	3,009
Sustaining Capex	(499)	(453)	(952)
Synergies - Combined Company	—	—	40
Funds Flow less Sustaining Capex (Post Montney Dispositions)	1,108	938	2,097

Supplementary Financial Measures

"Accretion / (Dilution)" refers to the change in per-share financial metrics resulting from a transaction, and is used by management to assess the impact of an acquisition or merger. It is calculated by comparing a company's share of the combined company's attributes versus that same company's standalone attributes prior to the transaction. The accretion / (dilution) metrics include the effect of synergies. To account for the value Strathcona and MEG shareholders are receiving in the form of the Special Distribution, all accretion / (dilution) metrics assume Strathcona and MEG shareholders re-invest their Special Distribution into Strathcona at Strathcona's share price at announcement of the offer, which would increase their combined company ownership. In addition, in calculating the accretion / (dilution) to MEG shareholders, MEG's standalone metrics have been adjusted to only reflect the percentage not held by Strathcona (85.8%). Finally, MEG standalone per-share metrics are calculated on a fully-diluted basis (inclusive of RSUs & PSUs); however, the combined business per-share metrics assume MEG's RSUs & PSUs vest upon a change of control but are cash-settled. Strathcona has no dilutive securities in its share capital.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona Shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Original Offer to Purchase and Circular, the Notice of Variation and Change, and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (the "Offer Documents"). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information About the Amended Offer and Where to Find It

In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This news release is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, expectations relating to the Amended Offer and information concerning Strathcona's plans for MEG in the event the Amended Offer is successful; the content, filing and mailing of the Notice of Variation and Change and the anticipated timing thereof; Strathcona's intention to pay the Special Distribution to Strathcona shareholders, including the anticipated form and amount of the Special Distribution, timing thereof and the expectation that, if the Amended Offer is completed, MEG shareholders who deposit MEG Shares under the Amended Offer and any second stage transaction will be entitled to participate in the Special Distribution; the expected capitalization of Strathcona following completion of the transaction, including the number of Strathcona Shares outstanding, net debt and net debt to EBITDA ratio; the expected ownership of the combined company; the expectation that WEF has a long-term view of Strathcona's business and has no current plans to sell any of its Strathcona Shares; WEF's willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona's intention to vote its MEG Shares against the MEG Board Deal; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the expected per share accretion on key metrics including funds flow, funds flow less sustaining capex, current production, and 1P NAV and the expectation that Strathcona can maintain certain metrics of debt, margins per boe and reserve life index; expected levels of daily trading volume and eligibility for all major Canadian equity indexes and the benefits thereof; expectations that Strathcona will be a leading pure-play oil company in North America including expectations regarding profitability, growth profile and reserve life; expected annual synergy opportunities including in overhead reduction and interest savings; the expected credit rating of the combined company and the impacts thereof; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, and to integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the ability of Strathcona to fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona's financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner or at all; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations, including its financial condition and asset value, will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this news release related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding immediately prior to the date of this release and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG's shareholder rights plan) outstanding immediately prior to the date of this news release; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona Shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; conditions required for declaring the Special Distribution not having been satisfied; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca).

The declaration of the Special Distribution on Strathcona Shares is at the sole discretion of the board of Strathcona and will continue to be evaluated. There are factors that may result in Strathcona not declaring the Special Distribution, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its debt agreements and applicable laws respecting the declaration and payment of distributions. There are no assurances as to a declaration and payment of the Special Distribution or the amount or timing of any such distribution.

This news release contains information that may constitute financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. The financial outlook included in this news release has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on the financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, financial outlook. Strathcona has included financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Amended Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this news release.

Please refer to the updated offer presentation posted on Strathcona's website at https://www.strathconaresources.com/meg-energy-offer for further details and assumptions used in the calculation of certain financial metrics referenced in this news release.

The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Third-Party Information

All information herein in respect to third parties has been obtained from the public disclosure of such third parties and has not been independently verified. While Strathcona does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Strathcona makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information.

Barrels of Oil Equivalents

This new release contains various references to the abbreviation "boe" which means barrels of oil equivalent. All boe conversions in this news release are derived by converting gas to oil at the ratio of six thousand cubic feet ("mcf") of natural gas to one barrel ("bbl") of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl: 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl: 6 mcf, utilizing a conversion ratio of 1 bbl: 6 mcf may be misleading as an indication of value.